SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
   1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates

                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Dennis N. Wilson
                  Southern Company Services, Inc.
                  Post Office Box 2641
                  Birmingham, Alabama  35291-8254

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Manager, Market Analysis - This position exists to ensure that timely and accurate information is provided for the execution of the Southern Wholesale Energy business plan related to the development of power supply proposals.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                         Salary or other
                         compensations
Name of      to be                      Person or company from whom
recipient    received                   received or to be received
(a)           (b)
Dennis N.    $N/A  to be included       Southern Company Services, Inc.
Wilson             in supplementary
                   statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  None

           (b) Itemized list of all other expenses:  None

Date January 28, 2000                       (Signed) /s/ Dennis N. Wilson
                                                         Dennis N. Wilson